2nd check 11/24 AB

*PW



10032464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-015775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Fenton Building, Suite 200
(No. and Street)

Jamestown, (City) New York (State) 14701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Ekback (716) 484-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brock, Schechter & Polakoff, LLP
(Name – *if individual, state last, first, middle name*)

726 Exchange Street, Suite 822; (Address) Buffalo, (City) New York (State) 14210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 1 8 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, John E. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodell Overcash Anderson & Co., Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

DANIELLE M. CEDERQUIST
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN CHAUTAUQUA COUNTY
01CE6066489
MY COMMISSION EXPIRES NOV.13, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BODELL OVERCASH ANDERSON & CO., INC.

Financial Statements
September 30, 2010

(SEC. I.D. NO. 8-05148)
Statement of Financial Condition
as of September 30, 2010
and Independent Auditors' Report and
Supplemental Report on Internal Control Structure

* *

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT



BROCK, SCHECHTER & POLAKOFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Shareholders
Bodell Overcash Anderson & Co., Inc.

We have audited the statement of financial condition of Bodell Overcash Anderson & Co., Inc. as of September 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly, in all material aspects, the financial condition of Bodell Overcash Anderson & Co., Inc. at September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page seven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brock, Schechter & Polakoff LLP

November 3, 2010
Buffalo, New York

726 Exchange Street • Suite 822
Buffalo, New York 14210
Tel: (716) 854-5034
Fax: (716) 854-7195
www.bspcpa.com



BROCK, SCHECHTER & POLAKOFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

November 3, 2010

Bodell Overcash Anderson & Co., Inc.
One Fenton Building
Jamestown, New York

Dear Sirs:

In planning and performing our audit of the financial statements of Bodell Overcash Anderson & Co., Inc. (the Company) as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for mutual fund securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

Sincerely,

Brock Schechter & Polakoff LLP

Brock, Schechter & Polakoff, LLP
Buffalo, New York
November 3, 2010

Statement of Financial Condition
September 30, 2010

Assets

Cash	$ 127,479
Cash - special account for the benefit of customers	5,906
Advances to employees	7,801
Commissions receivable	43,715
Prepaid expenses	10,644
Note receivable, employee	3,363
Deposit with clearing organization	10,000
Security deposit	1,400
Investments	5,829
Equipment and improvements, at cost less accumulated depreciation of $33,029	12,392
Total assets	$ 228,529

Liabilities and Shareholders' Equity

Liabilities	
Accounts payable	$ 10,701
Accrued expenses	105,233
Total liabilities	115,934
Shareholders' equity	
Common stock - no par value, authorized 200 shares, issued and outstanding 76 shares	43,500
Additional paid in capital	3,436
Accumulated other comprehensive income	2,576
Retained earnings	63,083
Total shareholders' equity	112,595
Total liabilities and shareholders' equity	$ 228,529

The accompanying notes to financial statements are an integral part of these statements

1. Summary of Significant Accounting Policies

Nature of Operations
The Company is a fully disclosed broker and dealer in securities clearing all trades, with the exception of mutual funds, through First Southwest Company. The Company was founded in Jamestown, New York in 1970 and has offices in Jamestown, Fredonia and Lockport, New York.

Segregated Cash
Cash is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Customers' Securities Transactions
Customers' securities transactions are recorded on a settlement date basis with related commission income and expense recorded on a trade date basis.

Property and equipment
Property and equipment are recorded at cost and are being depreciated using the straight-line method over the following estimated useful lives:

Equipment	5-10 years
Leasehold improvements	39 years

Depreciation expense charged to operations for the year ended September 30, 2010 was $4,291. Maintenance and repairs are charged to income while major renewals and improvements are capitalized.

Income Taxes
The Company follows the practice of providing for income taxes based on amounts reportable for income tax purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events
The Company has evaluated for subsequent events through the date of the independent auditors' report, which is the date the financial statements were made available to be issued.

2. Cash Segregated Under Federal Regulations

Cash of $5,906 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Note Receivable – Employee

The Company entered into an unsecured loan agreement with an employee for a total of $7,000 receivable in sixty monthly installments of $143 including interest at 6 percent per annum. Currently, payments are not being made on the loan and interest is not being accrued. The outstanding balance at September 30, 2010 was $3,363.

4. Investments

Investments consist of available for sale common stocks. All investments are carried at fair market value using quoted active market prices and are measured on a recurring basis. Bodell Overcash Anderson & Co., Inc. has the following portfolio of investments:

	September 30, 2010		
	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current			
Common stock	$ 5,829	$ 2,576	$ -

Net unrealized holding losses on available for sale securities in the amount of $486 have been included in other comprehensive income.

5. Equipment and Improvements

Equipment and improvements consist of the following:

	September 30, 2010
Equipment	$ 39,877
Improvements	5,544
Less: accumulated depreciation	(33,029)
Equipment and improvements - net	$ 12,392

6. Profit Sharing Plan

The Company has a qualified profit sharing plan for eligible employees of the Company. The Company's contribution to the plan, as determined by the Board of Directors on a yearly basis, is discretionary but may not exceed 15 percent of the annual compensation paid to all participating employees. The Company's contribution to the profit sharing plan for the year ended September 30, 2010 was $65,524.

7. Net Capital Provision

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. Net capital and the related ratio of aggregate indebtedness to net capital (both as defined) may fluctuate on a daily basis. At September 30, 2010, the Company had net capital and net capital requirements of approximately $75,546 and $50,000, respectively. The Company's net capital ratio of aggregate indebtedness to net capital which may not exceed 15 to 1 under Rule 15c3-1 was 1.54 to 1.00 at September 30, 2010.

8. Income Taxes

Income taxes consist of the following at September 30, 2010:

Provision for Federal Income tax	$ -
Provision for NYS Franchise tax	500
Total	$ 500

9. Operating Leases

On September 1, 2008, the Company entered into a three-year operating lease agreement for its Jamestown, New York office with monthly payments of $1,600. The lease expires August 2011.

On August 22, 2005, the Company entered into a five-year operating lease agreement for its Fredonia, New York office with monthly payments of $700. The lease expired September 2010 but was extended for one year at the same monthly payment.

On October 1, 2010, the Company entered into a two-year operating lease agreement for its Lockport, New York office with monthly payments of $999. The lease expires September 2012.

On October 1, 2008, the Company entered into a three-year operating lease for a copier with monthly payments of $113. The lease expires September 2011.

Lease expense for the year ended September 30, 2010 was $42,655.

Minimum annual rentals due under these operating leases are as follows for the year ending September 30:

2011	$ 39,344
2012	11,988

10. Advertising

Advertising costs are expensed as incurred. Total advertising costs for the year ended September 30, 2010 were $6,070.

11. Income Taxes

During the year, the Company adopted accounting standards related to uncertain tax positions. Generally, the Company's prior three tax years are open and subject to examination by the Internal Revenue Service and the state the Company does business in. However, the Company is not currently under audit, nor has the Company been contacted by either of these jurisdictions.

Supplementary Information

Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission As of September 30, 2010

Total shareholders' equity	$	112,595
Total capital		112,595
Deductions and/or charges		
Total nonallowable assets from the statement of financial condition:		
Equipment and improvements		12,392
Other assets		23,733
Other deductions		50
		36,175
Haircut on securities		872
Net capital	$	75,548
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	10,701
Accrued expenses		105,733
	$	116,434
Computation of basic net capital requirement:		
Minimum net capital requirement (greater of $50,000 or 6 2/3 percent of aggregate indebtedness)	$	50,000
Capital in excess of Net Capital Requirement	$	25,548
Ratio: Aggregate indebtedness to net capital		1.54

No material differences exist between the above computation and the net capital computation included in the FOCUS report prepared by the Company as of September 30, 2010.